Exhibit 99.1

Scinai Announces Completion of Acquisition of Recipharm Israel Ltd. and Strategic Commercial Collaboration with Recipharm

JERUSALEM, Feb. 17, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) (“Scinai”, or the “Company”), a biopharmaceutical company developing inflammation and immunology (I&I) therapeutics and operating a growing CDMO business, today announced that it has acquired 100% of the shares of Recipharm Israel Ltd., which operates Recipharm’s site in Yavne, Israel, and entered into a long-term strategic commercial collaboration with Recipharm.

The transactions significantly expand Scinai’s manufacturing footprint, capabilities, and commercial positioning, strengthening its CDMO platform and creating a differentiated, end-to-end development and manufacturing offering spanning early development directly by Scinai and late-stage clinical and commercial supply by Recipharm. Under the collaboration agreement, development activities and tech transfer will be set up between the companies in a manner designed to facilitate an efficient and frictionless graduation of Scinai clients to Recipharm at the appropriate stage. As a result of the acquisition and the collaboration agreement, Scinai’s expanded capabilities will now cover recombinant proteins, small molecules, peptides, antibodies and oligonucleotides through a combination of internal capabilities and collaboration with Recipharm.

Acquisition of Recipharm Israel Ltd.

Under the terms of the Share Purchase Agreement, Scinai has acquired Recipharm Israel Ltd., which operates a cGMP manufacturing site in Yavne, Israel, providing early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs) for biopharmaceutical customers’ clinical programs. The acquisition was structured as a share purchase to preserve full operational continuity, including employees, quality systems, regulatory approvals, customer contracts, and ongoing operations. The transaction was structured such that Recipharm Israel was transferred with an appropriate working capital position at closing, consistent with maintaining operational continuity.

Following closing, the Yavne site will continue to operate as part of Scinai’s CDMO platform, complementing Scinai’s existing Jerusalem-based capabilities in early-stage development, analytics, and clinical manufacturing.

The financial terms of the Share Purchase Agreement remain confidential.

Strategic Commercial Collaboration with Recipharm

Concurrently with the acquisition, Scinai and Recipharm entered into a comprehensive Commercial Collaboration Agreement designed to support customer projects across the full development lifecycle.

The collaboration framework provides that:

●	Scinai will serve as a preferred partner for early-stage development and clinical manufacturing projects within the Recipharm ecosystem.

●	Recipharm will serve as one of Scinai’s preferred partners for late-stage clinical and commercial manufacturing, subject to capacity and technical suitability.

●	Scinai will have access to Recipharm’s global manufacturing network, under predefined commercial terms, providing the ability to support client programs that extend beyond the capabilities of Scinai’s internal manufacturing footprint, including the newly acquired Yavne site.

●	The parties will mutually refer client projects and share economics as programs transition from early-stage development at Scinai to late-stage or commercial manufacturing at Recipharm.

As part of the collaboration, the parties have agreed to establish a Master Quality Agreement and a Tech Transfer Framework Agreement, creating a pre-defined contractual basis for quality alignment, regulatory compliance, and efficient transfer of client programs across development stages.

Strategic Rationale and Expected Benefits

The acquisition of Recipharm’s manufacturing capabilities in Israel expands Scinai’s CDMO footprint in Israel and adds complementary capabilities to its existing Jerusalem site. The Yavne facility broadens Scinai’s technical scope and service offering, enabling access to additional customer segments and project types.

Key expected benefits include expanded support for small-molecule programs alongside peptides and liposomes, enhanced handling of complex and hazardous materials, and access to operating infrastructure and equipment that strengthen Scinai’s industrial credibility, service breadth, and potential client base.

The Commercial Collaboration Agreement is intended to materially enhance Scinai’s competitive positioning in two principal ways. First, it expands the breadth of Scinai’s service offerings by enabling the subcontracting of selected capabilities from Recipharm under predefined commercial terms, while allowing Scinai to retain control over project management and optimize service delivery and execution speed by leveraging capacity across its internal operations and, where available, Recipharm’s network. Second, it links Scinai’s early-stage CDMO offering with Recipharm’s global late-stage and commercial manufacturing footprint.

This structure allows Scinai’s clients to begin engaging with Recipharm early in development as Scinai’s preferred partner for late-stage clinical supply and to benefit from a seamless transition as programs advance. These transitions will be supported by a Master Quality Agreement and a Tech Transfer Framework Agreement to be executed between the parties following closing.

Strategically, this aspect of the collaboration addresses a common industry challenge faced by clients of smaller CDMOs: the risk of friction, delay, and cost overruns when programs transition to a global late-stage or commercial manufacturer. By pre-aligning quality systems, tech-transfer processes, and commercial incentives, the collaboration is designed to streamline these transitions and maintain continuity of service as client programs scale. This positioning differentiates Scinai among smaller CDMOs by offering clients an integrated, end-to-end development pathway from early stage through commercialization.

The collaboration also enables Scinai to participate economically in client programs that successfully progress to later-stage clinical supply or commercial manufacturing at Recipharm’s facilities and includes structured referral economics, joint marketing and business development initiatives, and defined name-rights provisions.

Management Commentary

“This transaction fundamentally strengthens Scinai’s CDMO platform,” said Amir Reichman, Chief Executive Officer of Scinai. “By combining our early-stage development strengths with Recipharm Israel’s manufacturing capabilities and Recipharm’s global footprint, we are creating a differentiated offering that supports clients from early development through commercialization. Importantly, the collaboration allows Scinai to participate in the long-term success of client programs while maintaining capital discipline and operational focus.”

“Ensuring continuity for the Yavne site, its employees and its customers was a key priority for us, and we are pleased to pair that with a strategic collaboration with Scinai,” said Greg Behar, Chief Executive Officer of Recipharm. “The agreement creates a clear pathway for programs to progress efficiently into Recipharm’s global development and commercial manufacturing network.”

About Recipharm Israel Ltd.

Recipharm Israel Ltd. operates a cGMP development and manufacturing facility in Yavne, Israel, dedicated to early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs) for clinical programs. The site supports projects from first synthesis through Phase I and Phase II clinical supply and serves biopharmaceutical customers across multiple geographies.

The Yavne facility comprises approximately 900 square meters of built area and includes multiple production rooms, analytical laboratories, an R&D laboratory, and controlled cleanroom environments. The site provides integrated capabilities spanning medicinal chemistry, route scouting and optimization, scale-up development, analytical method development and validation, stability studies, and small-batch cGMP manufacturing for toxicology and clinical studies.

About Recipharm

Recipharm is a leading Contract Development and Manufacturing Organisation (CDMO) employing over 5,000 employees worldwide. Recipharm provides expertise in development and manufacturing across oral dosage, sterile fill & finish and advanced biologics; clinical trial material development and manufacturing services; and pharmaceutical product development. Its Advanced Bio segment works with customers to develop and commercialise advanced therapy medicinal products (ATMPs): pre-clinical to clinical development, commercial development and manufacture for new biological modalities, encompassing technologies based on live viruses and viral vectors, live-microbial biopharmaceutical products, nucleic acid-based mRNA and plasmid DNA production.

Recipharm manufactures several hundred different products to customers ranging from big pharma to smaller research and development companies. It operates development and manufacturing facilities in France, Germany, India, Italy, Portugal, Spain, Sweden and the US.

For more information on Recipharm, please visit www.recipharm.com and www.recipharm-ab.com

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company with two complementary business units:

●	Scinai Bioservices, a boutique CDMO providing analytical method development, process development, and clinical cGMP manufacturing services for biotech clients worldwide.

●	Scinai R&D, focused on developing innovative inflammation and immunology therapeutics based on NanoAbs (VHH antibody fragments) with unique physicochemical properties suitable for advanced mono- and multi-specific antibody formats.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the expected benefits of the agreements with Recipharm described in this press release. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that the currently expected benefits from the Share Purchase Agreement and Commercial Collaboration Agreement will not be as expected, including that Scinai will not be successful in expanding support for small-molecule programs alongside peptides and liposomes, strengthening Scinai’s industrial credibility, service breadth, and potential client base, or materially enhancing Scinai’s competitive positioning; that the Company will be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2025 and thereafter, failure to sign agreements with other potential clients of the CDMO business; failure to receive grants under the EU STEP program or a delay in receiving grant decisions; delay in commencement of commercial operation of advanced sterile fill-and-finish system; a delay in the commencement and results of pre-clinical and clinical studies, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 7, 2025, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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